Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 12 DATED APRIL 19, 2018

TO THE PROSPECTUS DATED APRIL 17, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2017 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2018;
•	to disclose the calculation of our March 31, 2018 net asset value (“NAV”) per share for all share classes; and
•	to provide an update on the status of our current public offering (the “Offering”).

May 1, 2018 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2018 (and repurchases as of April 30, 2018) is as follows:

Transaction Price (per share)
Class S	$10.6795
Class T	$10.5050
Class D	$10.5602
Class I	$10.6646

The May 1 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2018. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since March 31, 2018 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2018 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2018 along with the immediately preceding month.

The following table provides a breakdown of the major components of our total NAV as of March 31, 2018 ($ and shares in thousands):

Components of NAV	March 31, 2018
Investments in real properties	$5,880,107
Investments in real estate related securities	1,061,465
Cash and cash equivalents	51,034
Restricted cash	182,634
Other assets	40,440
Debt obligations	(4,454,484)
Subscriptions received in advance	(150,213)
Other liabilities	(120,887)
Accrued performance participation allocation	(7,873)
Management fee payable	(2,569)
Accrued stockholder servicing fees (1)	(1,357)
Non-controlling interests in joint ventures	(52,045)
Net asset value	$2,426,252
Number of outstanding shares	227,489

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of March 31, 2018, the Company has accrued under GAAP $130.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of March 31, 2018 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$1,746,688	$102,520	$72,236	$504,808	$2,426,252
Number of outstanding shares	163,555	9,759	6,840	47,335	227,489
NAV Per Share as of March 31, 2018	$10.6795	$10.5050	$10.5602	$10.6646

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2018 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.8%	5.7%
Industrial	7.3%	6.3%
Hospitality	9.7%	9.5%
Retail	7.7%	6.0%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hospitality	Retail
Input	Change	Investment Values	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.4%	+0.9%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(1.3%)	(0.9%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.4%	+1.9%	+2.6%
(weighted average)	0.25% increase	(2.6%)	(2.2%)	(1.8%)	(2.4%)

The following table provides a breakdown of the major components of our total NAV as of February 28, 2018 ($ and shares in thousands):

Components of NAV	February 28, 2018
Investments in real properties	$4,030,622
Investments in real estate related securities	1,007,753
Cash and cash equivalents	49,271
Restricted cash	208,498
Other assets	53,170
Debt obligations	(2,823,100)
Subscriptions received in advance	(182,787)
Other liabilities	(116,834)
Accrued performance participation allocation	(5,801)
Management fee payable	(2,295)
Accrued stockholder servicing fees (1)	(1,123)
Non-controlling interests in joint ventures	(50,309)
Net asset value	$2,167,065
Number of outstanding shares	203,318

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of February 28, 2018, the Company has accrued under GAAP $119.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 28, 2018 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$1,605,568	$90,035	$62,711	$408,751	$2,167,065
Number of outstanding shares	150,456	8,576	5,942	38,344	203,318
NAV Per Share as of February 28, 2018	$10.6714	$10.4985	$10.5539	$10.6602

Status of our Current Public Offering

As of the date hereof, we had issued and sold 248,184,434 shares of our common stock (consisting of 176,295,003 Class S shares, 11,394,724 Class T shares, 8,092,189 Class D shares, and 52,402,518 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

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